TIMMINS GOLD PROVIDES 2016 RESULTS

March 9, 2017 Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins Gold” or the “Company”) reports its financial results for the fourth quarter (“Q4”) and year ended December 31, 2016 (“fiscal 2016”). Production results were previously released on January 11, 2017. All results are presented in United States dollars (“US Dollars”) unless otherwise stated. Readers should refer to the fiscal 2016 management discussion and analysis and audited consolidated financial statements available on the Company’s website or www.sedar.com for complete information.

The Company will host a conference call at 11:00am EST today, Thursday March 9th. Please see details at the bottom of this news release.

FISCAL 2016 HIGHLIGHTS

–	Stable balance sheet with $33.9 million in cash and working capital of $37.8 million.
–	Metal revenues of $123.9 million from 100,480 ounces of gold sold at $1,234/oz.
–	Cash provided by operating activities of $34.1 million after changes in non-cash working capital.
–	Earnings and comprehensive income of $31.7 million ($0.10/share).
–	Cash costs[1] of $734/oz and All-in Sustaining Costs[1] of $853/oz.

Commenting on the Company’s performance, Chief Executive Officer, Greg McCunn, said, “2016 was a solid year for the San Francisco mine, which generated sufficient cash flow to fund our work program at Ana Paula and solidify the balance sheet. We are investigating operational improvements to San Francisco which we expect to publish in a new life-of-mine plan in Q2. Mine performance in early 2017 continues to track above the existing life-of-mine plan and we are confident that guidance of 20,000 ounces produced for Q1 2017 and 70,000 to 75,000 ounces for the year will be achieved.”

Financial performance

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Metal revenues were $123.9 million compared to $109.2 million during fiscal 2015. This represents a 13.4% increase from the prior year. The primary factor for the increase was an increase in gold ounces sold of 100,480 compared to 93,196 ounces during fiscal 2015. The average realized gold price increased to $1,234 per ounce compared to $1,172 during fiscal 2015.

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Earnings from operations were $37.4 million compared to a loss of $241.8 million during fiscal 2015. The difference was primarily due to an impairment reversal of $23.7 million during fiscal 2016 compared to an impairment charge of $228.4 million during 2015. Additionally, earnings from mine operations were $34.9 million compared to a loss of $2.9 million during fiscal 2015.

–	Earnings and comprehensive income were $31.7 million or $0.10 per share compared to loss and comprehensive loss of $190.3 million or $0.77 per share during fiscal 2015.

–	Cash provided by operating activities was $34.1 million or $0.11 per share[1] compared to $13.3 million or $0.05 per share during fiscal 2015.

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Cash and cash equivalents at December 31, 2016 were $33.9 million, an increase of $24.7 million from the prior year end. During the year, the Company generated $34.1 million from operations, received $9.2 million in receipts from the sale of the Caballo Blanco Property (“Caballo Blanco”) and received $13.8 million in proceeds from an equity financing. The Company invested $3.8 million on expansion programs, $2.0 million on exploration and evaluation projects, and $13.2 million on the Ana Paula gold project (“Ana Paula” or “the Project”). Also, the Company received $16.0 million of its VAT receivable in cash. Subsequent to December 31, 2016, the Company received $3.5 million of the $4.9 million VAT receivable.

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Working capital at December 31, 2016 was $37.8 million, an improvement of $51.5 million from December 31, 2015. This increase is a result of cash provided by operating activities of $34.1 million compared to $13.3 million during fiscal 2015. During the year ended December 31, 2016, the Company sold the Caballo Blanco Property and completed a bought deal financing increasing cash by $9.2 million and $13.8 million, respectively. Repayment of the $10.2 million loan facility and $1.5 million debenture leaves the Company debt free.

Operating performance

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The Company produced and sold 100,322 and 100,480 ounces of gold, respectively, compared to 93,353 and 93,196 ounces of gold, respectively, during fiscal 2015. The production increase was due to an improved average processing grade of 0.58 g/t Au compared to 0.51 g/t Au during fiscal 2015.

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The Company’s cash cost per ounce on a by-product basis was $734 (all-in sustaining cost per ounce on a by-product basis - $853) compared to $1,017 (all-in sustaining cost per ounce on a by-product basis - $1,144) during fiscal 2015. These decreases were due to a lower strip ratio.

Q4 and fiscal year 2016 results conference call and webcast:

Date:	Thursday March 9, 2017
Time:	11:00 a.m. ET
Live:	1-855-427-9509 (Canada and U.S. toll free)
1-201-229-8822 (Outside North America)
Webcast:	http://edge.media-server.com/m/p/wv9s4te2
Replay:	To be available on the Timmins Gold website at www.timminsgold.com.

SUMMARIZED QUARTER AND ANNUAL FINANCIAL STATEMENTS AND OPERATING RESULTS

US dollars (thousands) except where noted	Q4 2016	Q4 2015	Fiscal 2016	Fiscal 2015
Gold ounces sold	26,012	22,785	100,480	93,196
Silver ounces sold	12,994	13,158	56,417	52,047
Metal revenues ($)	30,977	25,310	123,873	109,192
Production costs, excluding depreciation and depletion ($)	18,840	26,459	74,717	95,542
Earnings (loss) from operations ($)	6,927	(9,453)	37,356	(241,778)
Earnings (loss) ($)	5,957	(9,517)	31,783	(190,311)
Earnings (loss) per share, basic and diluted ($)	0.02	(0.14)	0.10	(0.77)
Cash flows from operating activities ($)	9,993	2,091	34,082	13,290
Total cash and cash equivalents, end of period (including restricted cash) ($)	33,877	11,499	33,877	11,499
Total assets, end of period ($)	170,843	152,837	170,843	152,837
Total cash costs per gold ounce on a by-product basis ($)	716	1,153	734	1,017
All-in sustaining cash cost per ounce gold ($)	910	1,289	853	1,144
Average realized gold price per gold ounce ($)	1,191	1,111	1,234	1,172

Notes:

1.	Non-GAAP Financial Measure – please refer to page 15 of the Company’s Management Discussion and Analysis for more information.

Technical Information & Qualified Person Notes:

This news release was reviewed and approved by Taj Singh, M.Eng, P.Eng, Vice-President of Engineering and Project Development of the Company, who is recognized as a Qualified Person under the guidelines of National Instrument 43-101.

About Timmins Gold

Timmins Gold is a Canadian gold mining company engaged in exploration, development and production exclusively in Mexico. Its principal assets include the producing San Francisco mine in Sonora, Mexico and the development stage Ana Paula project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Contact:

Timmins Gold Corp.
Greg McCunn
CEO and Director
604-638-8980
greg@timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including: estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, the Company does not intend to update any forward-looking statements to conform these statements to actual results.